Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of

January 4, 2005

among

EDUCATION LENDING GROUP, INC.,

CIT GROUP INC.,

and

CIT ELG CORPORATION

(i)

(ii)

(iii)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of January 4, 2005 (this “Agreement”), is among Education Lending Group, Inc., a Delaware corporation (the “Company”), CIT Group Inc., a Delaware corporation (“Parent”), and CIT ELG Corporation, a Delaware corporation (“Merger Sub”).

In consideration of the respective representations, warranties and agreements set forth herein, the parties agree as follows:

ARTICLE I

THE TENDER OFFER AND MERGER

SECTION 1.01. Tender Offer.

(a) As promptly as practicable, but in no event later than 10 days after the public announcement of the execution of this Agreement, Merger Sub will, and Parent will cause Merger Sub to, offer to purchase (the “Offer”) each outstanding share of the common stock, $0.001 par value per share (the “Common Stock”), of the Company tendered pursuant to the Offer at a price of $19.05 per share, net to the seller in cash (the “Offer Consideration”), and to cause the Offer to remain open until the close of business on the twentieth business day after the commencement of the Offer (the “Expiration Date”). The obligations of Merger Sub and Parent to consummate the Offer and to accept for payment and purchase the Common Stock tendered in the Offer will be subject only to the conditions set forth in Schedule 1.01(a) (Offer Conditions) (the “Offer Conditions”). At the Company’s request, Merger Sub will, and Parent will cause Merger Sub to, extend the expiration date of the Offer from time to time for up to an aggregate of ten business days following the Expiration Date if the Minimum Condition (as defined in the Offer Conditions) is not fulfilled prior to 12:00 p.m. on the Expiration Date; provided, however, in no event shall Merger Sub be required to extend the Offer beyond March 31, 2005. Merger Sub will not, and Parent will cause Merger Sub not to, decrease the Offer Consideration, change the form of consideration payable in the Offer, reduce the number of shares of Common Stock subject to the Offer, change the Offer Conditions, impose additional conditions to its obligation to consummate the Offer and to accept for payment and purchase shares of Common Stock tendered in the Offer, waive the Minimum Condition, or change any other terms of the Offer in a manner adverse to the holders of the Common Stock, except that Merger Sub may extend the Expiration Date to the extent required by any applicable law, statute, rule, regulation, code, order, judgment, injunction, writ, decree, license or permit of any Governmental Authority (“Applicable Law”) or if any of the Offer Conditions are not satisfied. Subject to the terms and conditions of the Offer and this Agreement, Merger Sub will, and Parent will cause Merger Sub to, accept for payment, and pay for, all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer promptly after the expiration of the Offer. Without the prior written consent of the Company, Merger Sub will not, and Parent will cause Merger Sub not to, accept for payment, or pay for, any shares of Common Stock so tendered unless the Minimum Condition will have been satisfied. In addition, if, at the Expiration Date, all of the conditions to the Offer have been satisfied (or, to the extent permitted by this

Agreement, waived by Parent) but the number of shares of Common Stock validly tendered and not withdrawn pursuant to the Offer constitutes less than 90% of the shares of Common Stock then outstanding, without the consent of the Company, Parent and Merger Sub shall have the right, subject to Applicable Law, to provide for a “subsequent offering period” (as contemplated by Rule 14d-11 under the Exchange Act) for up to 20 business days after Merger Sub’s acceptance for payment of the shares of Common Stock then tendered and not withdrawn pursuant to the Offer, in which event Parent shall (1) give the required notice of such subsequent offering period and (2) immediately accept for payment, and promptly pay the Offer Consideration for, all shares of Common Stock tendered and not withdrawn as of such Expiration Date.

(b) On the date of the commencement of the Offer, Merger Sub and Parent will file with the Securities and Exchange Commission (the “SEC”) their Tender Offer Statement on Schedule TO (together with all supplements or amendments thereto, and including all exhibits, the “Offer Documents”). Merger Sub and Parent will give the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents prior to their being filed with the SEC and disseminated to the Company’s stockholders. Parent and Merger Sub agree that the Offer Documents will comply as to form in all material respects with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, and the Offer Documents, on the date first published, sent or given to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents. The Company agrees that any such information supplied by the Company that is included in the Offer Documents will not, at the time such information is furnished to Parent, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub, and the Company will promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information becomes false or misleading in any material respect, and Parent and Merger Sub will take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to the Company’s stockholders, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub will provide the Company and its counsel with copies of any written comments, and will summarize any oral comments, that Parent, Merger Sub, or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments.

(c) As promptly as practicable, but in no event later than the date on which Parent notifies the Company that the Offer Documents initially are to be filed with the SEC, the Company will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all supplements or amendments thereto, and including all exhibits, the “Schedule 14D-9”), which will include a recommendation by the Company’s Board of Directors that the Company’s stockholders accept the Offer and tender their Common Stock pursuant to the Offer. The Company agrees that the Schedule 14D-9 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and, on the date filed with the SEC and on the date first published, sent or given to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub in writing specifically for inclusion in the Schedule 14D-9. Parent and Merger Sub agree that any such information supplied by Parent and Merger Sub that is included in the Schedule 14D-9 will not, at the time such information is furnished to the Company, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Company, Parent, and Merger Sub will promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information becomes false or misleading in any material respect, and the Company will take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the Company’s stockholders, in each case as and to the extent required by the Exchange Act. Parent and its counsel will be given reasonable opportunity to review and comment on the Schedule 14D-9 prior to its filing with the SEC and dissemination to stockholders of the Company. The Company will provide Parent and its counsel with copies of any written comments, and will summarize any oral comments, that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments. The Company’s Board of Directors has resolved to recommend that the Company’s stockholders accept the Offer and tender their Common Stock pursuant to the Offer.

(d) If requested by Parent or Merger Sub, the Company will, promptly following the purchase by Merger Sub pursuant to the Offer of that number of shares of Common Stock which, when aggregated with the shares of Common Stock then owned by Parent and any of its affiliates, represents at least a majority of the shares of Common Stock then outstanding on a fully diluted basis, take all reasonable actions necessary to cause persons designated by Merger Sub to become directors of the Company so that the total number of directors so designated equals the product, rounded up to the next whole number, of (i) the total number of directors of the Company multiplied by (ii) the ratio of the number of shares of Common Stock beneficially owned by Merger Sub or its affiliates to the number of shares of Common Stock then outstanding. In furtherance thereof, the Company will, if practicable and as is necessary, amend the Company’s bylaws to increase the size of its Board of Directors, or use reasonable efforts to secure the resignation of directors, or both, to permit that number of Merger Sub’s designees to be elected to the Company’s Board of Directors; provided that, prior to the Effective Time, the Company’s Board of Directors will always have at least two members who are currently directors of the Company, except to the extent that no such individuals wish to be directors (“Continuing Directors”). The Company’s obligations to appoint designees to its Board of Directors will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Parent and Merger Sub will supply to the Company and will be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1. The Company will promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this

Section 1.01 and (provided Merger Sub has furnished the Company on a timely basis with all information required to be included in the Information Statement with respect to Merger Sub’s designees) will include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1.

(e) Following the election or appointment of Merger Sub’s designees pursuant to Section 1.01(d), any amendment to this Agreement, any termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations of Merger Sub or Parent under this Agreement (except as expressly permitted hereunder), any recommendation to stockholders or any modification or withdrawal of any such recommendation, any retention of counsel and other advisors in connection with the transactions contemplated hereby, or any waiver of any of the Company’s rights under this Agreement will require the concurrence of a majority of the Continuing Directors, unless no individuals who are currently directors of the Company are then serving as directors. In addition, the Continuing Directors will have the right to retain, at the expense of the Company, one separate counsel to represent them in connection with the transactions contemplated hereby.

(f) The parties will cooperate with each other, including by furnishing any necessary information and making any filings required by Applicable Law, to ensure that the matters contemplated by this Section 1.01 are consummated as promptly as practicable.

SECTION 1.02. The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.02(b)), Merger Sub will be merged with and into the Company in accordance with the Delaware General Corporation Law (“Delaware Law”). As a result of this merger (the “Merger”), the separate existence of Merger Sub will cease, and the Company will be the surviving corporation (the “Surviving Corporation”).

(b) As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article VIII, the parties will cause a certificate of merger in such form as is required by, and executed in accordance with, Delaware Law to be duly filed with the Secretary of State of the State of Delaware. The Merger will become effective when the certificate of merger is so filed (the “Effective Time”).

(c) From and after the Effective Time, the Merger will have the effects specified in Delaware Law.

SECTION 1.03. Conversion of Shares.

At the Effective Time:

(a) Each share of common stock of Merger Sub (a share of “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

(b) Each share of Common Stock issued and outstanding immediately prior to the Effective Time will, except as otherwise provided in Section 1.03(c), be converted, by virtue of the Merger and without any action on the part of the holder thereof, into the right to receive, without interest, an amount in cash equal to the Offer Consideration (the “Merger Consideration”). Subject to Section 1.06, from and after the Effective Time, all shares of Common Stock, by virtue of the Merger and without any action on the part of the holders thereof, will be cancelled, and each holder of a certificate representing any shares of Common Stock immediately prior to the Effective Time (a “Stock Certificate”) will thereafter cease to have any rights with respect thereto except the right to receive (i) the Merger Consideration therefor upon the surrender of the Stock Certificate in accordance with Section 1.04 or (ii) payment from the Surviving Corporation of the “fair value” of such shares of Common Stock as determined under Section 262 of the Delaware Law, subject to the conditions set forth therein and in accordance with Section 1.06 of this Agreement.

(c) Each outstanding share of Common Stock held by the Company as a treasury share or owned by Parent, Merger Sub or any other Subsidiary of Parent immediately prior to the Effective Time will be cancelled, and no payment will be made with respect thereto.

SECTION 1.04. Surrender and Payment.

(a) Prior to the Effective Time, Parent will appoint a bank or trust company reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging Stock Certificates. Parent will make available to the Exchange Agent funds in amounts and at the times necessary for the prompt payment of the Merger Consideration in accordance with this Section 1.04 (such cash is referred to as the “Exchange Fund”).

(b) Promptly, but in no event more than five business days, after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of a Stock Certificate a letter of transmittal and instructions for use in surrendering the Stock Certificates for payment in accordance with this Section 1.04. The agreement with the Exchange Agent will provide that, upon surrender to the Exchange Agent of such Stock Certificates, together with the letter of transmittal, duly executed and completed in accordance with the instructions thereto and such other documents as may be reasonably required by the Exchange Agent, the Exchange Agent will promptly pay to the persons entitled thereto, out of the Exchange Fund, a check in the amount to which such persons are entitled pursuant to Section 1.03(b), after giving effect to any required Tax withholdings, and such Stock Certificate will forthwith be cancelled.

(c) If any cash is to be paid to a Person other than the registered holder of the Stock Certificates surrendered in exchange therefor, it will be a condition to such payment that the Stock Certificates so surrendered be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment pay to the Exchange Agent any transfer or other Taxes required as a result of such issuance or establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not applicable. For purposes of this Agreement, “Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust, or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

(d) At and after the Effective Time, the stock transfer books of the Company will be closed, and there will be no further registration of transfers of shares of Common Stock outstanding prior to the Effective Time. If, at or after the Effective Time, Stock Certificates are presented to the Surviving Corporation for transfer or otherwise, they will be cancelled and exchanged in accordance with this Article I.

(e) Any cash in the Exchange Fund that remains unclaimed by the holders of shares of Common Stock six months after the Effective Time will be returned to Parent, upon demand, and any such holder who has not surrendered his shares of Common Stock in accordance with this Section 1.04 prior to that time may thereafter look only to Parent, as a general creditor thereof, to pay the Merger Consideration to which such holder is entitled. Notwithstanding the foregoing, Parent will not be liable to any holder of shares of Common Stock for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

(f) If any Stock Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Stock Certificate, the Exchange Agent will pay the Merger Consideration payable in respect of such Stock Certificate pursuant to this Agreement.

SECTION 1.05. Company Options.

At the Effective Time, each outstanding option (a “Company Option”) to purchase shares of Common Stock granted to officers, directors or employees, whether or not vested or exercisable, will be cancelled, and in consideration of such cancellation, will be converted into the right to receive, without interest, an amount in cash (the “Cash Payment”) equal to the product of (i) the number of shares of Common Stock subject to the Company Option and (ii) the excess of (A) the Merger Consideration over (B) the exercise price per share of the Company Option. Parent will be entitled to cause the Surviving Corporation to withhold from amounts otherwise payable pursuant to this Section 1.05 any amount required to be withheld under Applicable Law.

SECTION 1.06. Shares of Dissenting Stockholders.

Notwithstanding anything in this Agreement to the contrary, any outstanding shares of Common Stock held by a person (a “Dissenting Stockholder”) who objects to the Merger and complies with all the provisions of Delaware Law concerning the right of holders of shares of Common Stock to dissent from the Merger and require appraisal of their shares will not be converted as described in Section 1.03(b), but will be converted into the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Delaware Law. If, after the Effective Time, such Dissenting Stockholder withdraws his demand for appraisal, or fails to perfect or otherwise loses his right to appraisal, in accordance with Delaware Law, his shares of Common Stock will be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration. The Company will give Parent (i) prompt notice of any demands for appraisal of shares of Common

Stock received by the Company and (ii) the opportunity to control all negotiations and proceedings with respect to any such demands. The Company will not, without the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

SECTION 1.07. Withholding Rights.

Each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Stock Certificates or Company Options such amounts as it is required to deduct and withhold with respect to such payment under Applicable Law. To the extent that amounts are so withheld by the Exchange Agent, the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Stock Certificates or Company Options, as applicable, in respect of which such deduction and withholding was made by the Exchange Agent, the Surviving Corporation or Parent, as the case may be.

ARTICLE II

THE SURVIVING CORPORATION

SECTION 2.01. Certificate of Incorporation.

Subject to Section 6.01(a), the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation after the consummation of the Merger until amended in accordance with Applicable Law; provided that, at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended to read as follows: “The name of the corporation is Education Lending Group, Inc.”

SECTION 2.02. Bylaws.

Subject to Section 6.01(a), the bylaws of Merger Sub in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation after the consummation of the Merger until amended in accordance with Applicable Law.

SECTION 2.03. Directors and Officers.

From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, the directors and officers of Merger Sub immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation after the consummation of the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except as set forth on the disclosure schedule delivered by the Company to Parent and Merger

Sub concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”):

SECTION 3.01. Corporate Existence and Power.

The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where it is required to be so qualified by reason of the character of the property owned or leased by it or the nature of its activities, except where the failure to be so qualified would not have, or be reasonably likely to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations or business of the Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”).

SECTION 3.02. Corporate Authorization.

The execution and delivery by the Company of this Agreement, the consummation by the Company of the Merger, and the performance by the Company of its other obligations under this Agreement are within the Company’s corporate power and authority and, except for any required approval by the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to any applicable bankruptcy, insolvency (including all Applicable Laws relating to fraudulent transfers), reorganization, moratorium or similar Applicable Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

SECTION 3.03. Governmental Authorization.

The execution and delivery by the Company of this Agreement, the consummation by the Company of the Merger, and the performance by the Company of its other obligations under this Agreement do not require any consent, approval, authorization or permit of, or other action or filing by the Company, with any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of the United States or any political subdivision thereof, whether federal, state, local or municipal (“Governmental Authority”), other than (a) as set forth on Section 3.03 of the Company Disclosure Schedule, (b) the filing of appropriate certificates of merger in accordance with Delaware Law, (c) the filing and delivery of the Schedule 14D-9, (d) compliance with applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (e) the filing of the proxy materials referred to in Section 5.05(b), and (f) any such other action or filing where the failure to take the action or to make the filing would not, and would not be reasonably likely to (i) prevent or materially delay the consummation of the Offer or the Merger or (ii) have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.04. Certificate of Incorporation and Bylaws.

The Company has heretofore furnished to Parent and Merger Sub complete and correct copies of the certificate of incorporation and the bylaws (or equivalent organizational documents), in each case as amended or restated as of the date hereof, of the Company and each of its Subsidiaries.

SECTION 3.05. Non-Contravention.

The execution and delivery by the Company of this Agreement, the consummation by the Company of the Merger, and the performance by the Company of its other obligations under this Agreement do not and will not (a) contravene or conflict with the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 3.03, contravene, conflict with or constitute a violation of any provision of any Applicable Law, (c) constitute a default (or an event which, with the giving of notice, the passage of time or both, would become a default), give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or any of its Subsidiaries, or give rise to a loss of any benefit to which the Company or any of its Subsidiaries is entitled, under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or under any license, franchise, permit or other similar authorization held by the Company or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except as set forth on Section 3.05 of the Company Disclosure Schedule and except for any occurrences or results referred to in clauses (c) or (d) that would not, and would not be reasonably likely to (i) prevent or materially delay the consummation of the Offer or the Merger or (ii) have, individually or in the aggregate, a Company Material Adverse Effect. For purposes of this Agreement, “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other right or interest of another to or in, or adverse claim of any kind in respect of, such asset.

SECTION 3.06. Capitalization.

(a) The Company has 40,000,000 authorized shares of Common Stock and 10,000,000 authorized shares of preferred stock, $0.001 par value per share (the “Preferred Stock”). As of December 31, 2004, (i) 17,832,052 shares of Common Stock were issued and outstanding, (ii) 2,612,026 shares of Common Stock were reserved for future issuance upon exercise of outstanding Company Options, (iii) 443,167 shares of Common Stock were reserved for future issuance upon exercise of outstanding third-party options to purchase shares of Common Stock and 125,166 shares of Common Stock were reserved for future issuance upon exercise of outstanding third-party warrants to purchase shares of Common Stock (the third party options and third-party warrants are collectively referred to as the “Company Warrants”) and (iv) no shares of Preferred Stock were issued and outstanding. Except as described in this Section 3.06 or in Section 3.06 of the Company Disclosure Schedule, as of the date of this Agreement, no shares of capital stock or other equity securities of the Company are authorized, issued, outstanding or reserved for issuance. Each of the issued and outstanding shares of Common Stock is duly authorized, validly issued and fully paid and nonassessable and has not been issued in violation of (nor are any of the authorized shares of Common Stock or Preferred Stock subject to) any preemptive or similar rights created by statute, the certificate of incorporation or the bylaws of the Company, or any agreement to which the Company is a party or is bound. Each of the outstanding Company Options and Company Warrants is duly authorized and validly issued.

(b) Except for the Company Options and Company Warrants identified in paragraph (a) of this Section 3.06 or as set forth on Section 3.06 of the Company Disclosure Schedule, there are no options, warrants or other rights (including registration rights and conversion rights), agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party or bound relating to the issued or unissued capital stock of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, issue or sell any shares of capital stock or other equity securities of the Company or any such Subsidiary. Except as set forth on Section 3.06 of the Company Disclosure Schedule, there are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire any shares of capital stock or equity securities of the Company or any of its Subsidiaries.

(c) Section 3.06 of the Company Disclosure Schedule lists, as of the date indicated, the number of shares of Common Stock subject to, the exercise price of, and the vesting schedule applicable to, each outstanding Company Option and Company Warrant. The Company has made available to Parent complete and correct copies of all plans pursuant to which the Company Options were issued and all forms of Company Options and all forms of Company Warrants.

SECTION 3.07. Subsidiaries and Securitization Trusts.

Section 3.07 of the Company Disclosure Schedule lists each Subsidiary of the Company and each securitization trust relating to the issuance of asset-backed notes (the “Securitization Trusts”). For purposes of this Agreement, “Subsidiary” of any Person means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are, directly or indirectly, owned by such Person. Each Subsidiary of the Company is a company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite company power and authority to own, lease and operate its properties and to carry on its business as now conducted. Each Subsidiary of the Company is duly qualified to do business as a foreign company and is in good standing in each jurisdiction where it is required to be so qualified by reason of the character of the property owned or leased by it or the nature of its activities, except where the failure to be so qualified would not have, and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.08. Company SEC Reports.

Since January 1, 2002, the Company has filed all material forms, reports, statements and other documents required to be filed by it with the SEC, including without limitation (a) all Annual Reports on Form 10-K or Form 10-KSB, (b) all Quarterly Reports on Form 10-Q or Form 10-QSB, (c) all proxy statements relating to meetings of stockholders (whether annual or special), (d) all material Current Reports on Form 8-K, and (e) all other material reports, schedules, registration statements and other documents required to be filed with the SEC. (All of the documents filed by the Company with the SEC during such period, including all exhibits contained or incorporated by reference in such documents, are collectively referred to as the “Company SEC Reports”). The Company SEC Reports, as amended to date, (i) were prepared in all material respects in accordance with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

SECTION 3.09. Financial Statements; No Undisclosed Liabilities.

The audited financial statements and unaudited interim financial statements (including the related notes and schedules) of the Company and its consolidated subsidiaries included or incorporated by reference in the Company SEC Reports (the “Company Financial Statements”) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods reflected therein and fairly present the financial position of the Company and its consolidated subsidiaries as of the dates indicated and its consolidated results of operations and cash flows for the periods then ended, subject, in the case of any unaudited interim financial statements, to normal and recurring year-end adjustments that, in the aggregate, are not material. Neither the Company nor any of its Subsidiary has any liabilities, whether accrued, contingent or otherwise, other than (a) liabilities disclosed in the Company Disclosure Schedule or the Company SEC Reports filed prior to the date hereof, (b) liabilities reflected in the balance sheet as of September 30, 2004 included in the Company Financial Statements (the “September 30, 2004 Balance Sheet”), (c) liabilities incurred since September 30, 2004 in the ordinary course of business, and (d) liabilities in an aggregate amount that would not, and would not be likely to have, a Company Material Adverse Effect.

SECTION 3.10. Contracts and Commitments.

Except as set forth in the Company SEC Reports or on Section 3.10 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to or bound by any agreement, contract, commitment or other written instrument of the following type:

(a) any loan agreement, origination agreement, indenture, credit facility, securitization agreement, mortgage, security agreement, pledge agreement, deed of trust, bond, note, guaranty, surety, trust agreement and/or other agreement or instrument relating to (i) the borrowing of money or obtaining extensions of credit by the Company or any of its Subsidiaries or (ii) the loaning of money or granting extensions of credit (other than student loans) by the Company or any of its Subsidiaries;

(b) any agreement pursuant to which the Company or any of its Subsidiaries has purchased, generated or sold student loans in excess of Five Million Dollars ($5,000,000) in principal amount;

(c) any agreement relating to the extension of insurance or the providing of any guarantee, pursuant to the Higher Education Act of 1965, as amended (the “Higher Education Act”), by any federal agency or other entity of the principal of and/or accrued interest on any student loan extended by the Company or any of its Subsidiaries;

(d) any agreement by which the Company or any of its Subsidiaries services student loans for any third party or by which any third party services student loans for the Company or any of its Subsidiaries;

(e) any open purchase order or contract for capital expenditures by the Company or any of its Subsidiaries in excess of One Million Dollars ($1,000,000);

(f) any agreement for the lease of real property by the Company or any of its Subsidiaries;

(g) any contract or agreement that subjects the Company or any of its Subsidiaries to restrictions on the competitive conduct of their businesses or prohibits or otherwise restricts the Company or any of its Subsidiaries from soliciting customers, vendors or employees of third parties;

(h) any joint venture, partnership, royalty or similar agreement involving the sharing of profits and/or expenses between the Company or any of its Subsidiaries and any third party;

(i) any business acquisition or divestiture agreement (or any letter of intent, term sheet or draft agreement relating to any such pending transaction);

(j) any contract relating in whole or in part to the licensing to or from the Company or any of its Subsidiaries of any material Intellectual Property Right (as defined in Section 3.19(c));

(k) any contract or agreement with any Governmental Authority;

(l) any material sales, marketing or advertising agreement;

(m) any employment contract;

(n) any student loan guaranty or surety agency agreement; or

(o) any other contract, agreement or commitment (i) with respect to which the aggregate amount that could reasonably be expected to be paid by the Company or any of its Subsidiaries would exceed One Million Dollars ($1,000,000) in any twelve (12)-month period following the date of this Agreement, or (ii) that is otherwise material to the Company or any of its Subsidiaries.

The Company has made available to Parent copies of all written contracts and commitments listed in Section 3.10 of the Company Disclosure Schedule, summaries of all oral contracts and commitments listed in Section 3.10 of the Company Disclosure Schedule, and all modifications and supplements thereto (collectively, the “Material Contracts”). Except as disclosed in Section 3.10 of the Company Disclosure Schedule (i) each of the Material Contracts is in full force and effect, (ii) the Company or applicable Subsidiary, as the case may be, and, to the knowledge of the Company, all other parties to the Material Contracts have, in all material respects, performed their obligations and are not in default under the Material Contracts, (iii) the Company or applicable Subsidiary, as the case may be, has not given or received any notice of default under any of the Material Contracts, (iv) no event has occurred or condition exists that, with the giving of notice, the passage of time, or both, would constitute a default by the Company or applicable Subsidiary, as the case may be, or, to the knowledge of the Company, any other party under any of the Material Contracts, (v) neither the Company or applicable Subsidiary, as the case may be, nor, to the knowledge of the Company, any other party has waived, or extended the time for the performance of, any material obligations under the Material Contracts and (vi) neither the execution of this Agreement nor the consummation of the Offer or the Merger shall (A) constitute a default under, (B) give rise to cancellation rights under, (C) require the giving of notice to any third party under, (D) require the consent of any counterparty under, or (E) otherwise adversely affect any of the rights of the Company or any Subsidiary under, any Material Contract.

SECTION 3.11. Absence of Certain Changes.

Except as disclosed on Section 3.11 of the Company Disclosure Schedule, since September 30, 2004, (a) the Company has conducted its business in all material respects in the ordinary course consistent with past practices, (b) there has not been any change or development, or combination of changes or developments, in the business, operations or financial condition of the Company that has had, or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (c) there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to the Common Stock of the Company or any repurchase, redemption or other acquisition by the Company of any shares of Common Stock of the Company, (d) there has not been any amendment of any term of any outstanding security of the Company, (e) there has not been any incurrence, assumption or guarantee by the Company of any indebtedness for borrowed money other than (i) borrowings and letters of credit in the ordinary course of business and (ii) indebtedness representing capital lease and installment purchase obligations incurred in connection with the lease or purchase of equipment in the ordinary course of business and in amounts and on terms consistent with past practices, (f) there has not been any change in any method of accounting or accounting practice by the Company, except for any such change required by reason of a concurrent change in GAAP, and (g) the Company has not made, changed or rescinded any material Tax election, settled or compromised any material federal, state, local or foreign Tax liability, filed any amended Tax Return, entered into any closing agreement relating to Taxes, waived or extended the statute of limitations in respect of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), or surrendered any right to claim for a Tax Refund and (h) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.01. Furthermore, except as disclosed in Section 3.11 of the Company Disclosure Schedule, or pursuant to agreements, plans or arrangements disclosed in the Company SEC Reports, since January 1, 2004, there has not been any (i) grant of any severance or termination pay or stay-in-place bonus to any director or officer of the Company, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director or officer of the Company, (iii) increase in benefits payable under any existing severance or termination pay or stay-in-place bonus policies or agreements with any director or officer of the Company, or (iv) increase in compensation, bonus or other benefits payable to any director or officer of the Company, except for normal annual adjustments that are not unusual in nature or amount.

SECTION 3.12. Litigation.

Except as disclosed in Section 3.12 of the Company Disclosure Schedule, (a) there is no material action, suit or proceeding pending before, and, to the knowledge of the Company, there is no material pending investigation by, any Governmental Authority against the Company or any of its Subsidiaries, (b) to the knowledge of the Company, there is no threat of any such material action, suit or proceeding, and (c) no judgment, decree, injunction, rule, order or similar action of any Governmental Authority is outstanding against the Company or any of its Subsidiaries that materially limits the conduct of their businesses as currently conducted. For purposes of this Section 3.12, an action, suit, proceeding, investigation, judgment, decree, injunction, rule, order or similar action will be deemed to be “material” if it involves (a) a claim or potential claim of liability in excess of $500,000 that is not covered by insurance or (b) a significant limitation or potential limitation on the conduct of the business of the Company as currently conducted.

SECTION 3.13. Permits; Compliance.

Except as is disclosed in Section 3.13 of the Company Disclosure Schedule, each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as now being conducted, other than those of which the failure of the Company or any of its Subsidiaries to be in possession would not have, and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect (collectively, the “Company Permits”). Except as set forth on Section 3.13 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is in conflict with, or in default or violation of, (a) any Applicable Law or (b) any of the Company Permits, other than conflicts, defaults or violations that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.14. Employee Benefits; Marketing Arrangements.

(a) Section 3.14 of the Company Disclosure Schedule sets forth a list identifying as of the date hereof all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), all employment, retention, severance and similar contracts and arrangements and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, health, life or disability insurance, dependent care, severance and other similar employee benefit plans or programs maintained or contributed to by the Company or any of its Subsidiaries for the benefit of or relating to any employee or former employee (each such plan or program, an “Employee Plan”). The Company has made available to Parent true and complete copies of each Employee Plan and all material documents prepared in connection therewith, including each applicable trust or funding instrument, each summary plan description or summary of material modifications and the most recent annual report on Form 5500 filed for such Employee Plan.

(b) Neither the Company nor any of its ERISA Affiliates currently sponsors, maintains, contributes to or has an obligation in respect of any defined benefit plan (as defined in Section 3(35) of ERISA), any multiemployer plan (as defined in section 3(37) of ERISA) or any plan sponsored by more than one employer within the meaning of Sections 4063 or 4064 of ERISA or Section 413(c) of the Code. For purposes of this Section 3.14, “ERISA Affiliate” means, with respect to any entity, any trade or business (whether or not incorporated) that is a member of a controlled group including such entity or that is under common control with such entity within the meaning of Section 414(b) or (c) of the Code.

(c) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a determination letter from the Internal Revenue Service to the effect that such Employee Plan is so qualified, and the Company has no knowledge of any event or act that has occurred since the date of the most recent Internal Revenue Service determination letter applicable to such Employee Plan that could be reasonably expected to adversely affect the tax-qualified status of such Plan. Each Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Employee Plan.

(d) Except as set forth on Section 3.14 of the Company Disclosure Schedule, there is no contract, agreement, plan or arrangement covering any employee or former employee of the Company or any of its ERISA Affiliates that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code. There is no contract, agreement, plan or arrangement covering any employee or former employee of the Company or any of its ERISA Affiliates that, individually or collectively, obligates the Company or any of its ERISA Affiliates to pay or provide medical, dental or life insurance benefits to any former employee (or dependent thereof) of the Company or an ERISA Affiliate, except as required by Section 4980B(f) of the Code.

(e) Except as disclosed on Section 3.14 of the Company Disclosure Schedule or as required by Applicable Law, no payment, accrual of additional benefits, acceleration of payments or vesting in any benefit under any Employee Plan will be caused by the Company’s entering into this Agreement or by the consummation of the transactions contemplated by this Agreement.

(f) Each Employee Plan that is an employee welfare benefit plan (as defined in Section 3(1) of ERISA), to the extent applicable, complies in all material respects with the applicable requirements of Section 4980B(f) of the Code.

(g) Section 3.14(g) of the Company Disclosure Schedules sets forth a complete and accurate list of all sales commission plans, sales agency agreements and other sales incentive plans, programs, and arrangements applicable to any Company employee or other person engaged in sales or marketing related to the business of the Company, and the Company has made available to Parent all of the documents and materials that comprise such arrangements as well as the amount of the commissions or other sales compensation payable to each Company employee or other person under such arrangements.

SECTION 3.15. Labor.

None of the Company or any of its Subsidiaries is a party to or bound by any collective bargaining agreement respecting its employees, and there is no existing, or, to the knowledge of the Company, any material threat of any, strike, organized walkout or other organized work stoppage or labor organizational effort by any employees of the Company or any of its Subsidiaries.

SECTION 3.16. Taxes.

(a) For purposes of this Agreement:

(i) “Tax” or “Taxes” means any or all U.S. federal, state, local or foreign taxes, including, but not limited to, income (whether net or gross), excise, property, sales, transfer, gains, gross receipts, occupation, privilege, payroll, wage, unemployment, workers’ compensation, social security, use, value added, capital, gross receipts, franchise, license, severance stamp, premium, windfall profits, environmental, capital stock, profits, withholding, disability, real property, personal property, registration, customs duties, alternative or add-on minimum, estimated or other tax of any kind whatsoever (whether disputed or not) imposed by any Governmental Authority, including any related charges, fees, interest, penalties, additions to tax or other assessments.

(ii) “Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax including any amendment thereof or attachments thereto.

(b) Each of the Company and its Subsidiaries has timely filed all material Tax Returns required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Authority having authority to do so or otherwise permitted by Applicable Law), and each of the Company and its Subsidiaries has timely paid (or, or if not yet due, has made adequate provisions in accordance with GAAP) all Taxes that are shown to be due and payable as reflected on such Tax Returns or otherwise due. All such Tax Returns are true, correct and complete in all material respects. There are no pending or, to the knowledge of the Company, threatened audits, examinations, investigations or other proceedings in respect of any Tax or Tax matter of the Company or any Subsidiary. To the knowledge of the Company, no deficiencies for material Taxes have been asserted or assessed in writing by a Governmental Authority against the Company or any of its Subsidiaries that have not been paid or remain pending, and no requests for waivers of the time to assess any such material Taxes have been granted and remain in effect or are pending. All material Taxes that the Company or its Subsidiaries are required by Applicable Law to withhold have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Authorities. There are no liens for Taxes upon the assets of the Company or its Subsidiaries except for statutory liens for Taxes not yet due for which the Company or the appropriate Subsidiary has made adequate provisions in accordance with GAAP. Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement. The Company does not have any material liability for the Taxes of any Person other than the Company and its Subsidiaries, and none of the Subsidiaries has any material liability for the Taxes of any Person other than the Company and its Subsidiaries (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Applicable Law), (ii) as a transferee or successor or (iii) by contract. Each of the Securitization Trusts is, and at all times has been, classified as a corporation for United States federal, state and local income Tax purposes, and is, and at all times has been, a member of the U.S. consolidated return group of which the Company is the common parent.

(c) No claim is pending by a Governmental Authority in a jurisdiction where the Company or any Subsidiary does not file a Tax Return that the Company or such Subsidiary is or may be subject to Tax by such jurisdiction. There are no proposed reassessments of any property owned by the Company and the Subsidiaries that could result in a material increase in the amount of any Tax to which the Company or any such Subsidiary would be subject. Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income as a result of any (1) adjustment pursuant to Section 481 of the Code, the regulations thereunder or any similar provision under state or local Applicable Law, (2) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Applicable Law) executed on or prior to the Closing, (3) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Applicable Law), (4) installment sale or open transaction disposition made on or prior to the Closing, or (5) prepaid amount received on or prior to the Closing. Neither the Company nor any Subsidiary has made or is obligated to make any payment that would not be deductible pursuant to Section 162(m) of the Code, except as a result of the transactions contemplated by this Agreement.

SECTION 3.17. Real Estate.

None of the Company or any of its Subsidiaries owns any real property. Except as set forth on Section 3.17 of the Company Disclosure Schedule, with respect to the real property leased by the Company or its Subsidiaries (the “Leased Real Properties”), (a) all of the leases under which the Company or any of its Subsidiaries is a tenant are in full force and effect, and (b) neither the Company or its applicable Subsidiary nor, to the knowledge of the Company, any other party to any of these leases is in breach or violation of or default under the lease and (c) true, correct and complete copies of all of leases, sub-leases, guaranties, assignments (and all amendments to any of the foregoing) relating to the Leased Real Properties have been made available to Parent.

SECTION 3.18. Personal Property.

Except as set forth on Section 3.18 of the Company Disclosure Schedule, the Company has good and marketable title to all of the material personal property reflected in the September 30, 2004 Balance Sheet (other than personal property sold since that date in the ordinary course of business), free and clear of all Liens other than (a) Liens securing indebtedness that is reflected in the September 30, 2004 Balance Sheet or created by or subsisting under any of the Material Contracts disclosed on Section 3.10 of the Company Disclosure Schedule and (b) other Liens that would not have, and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.19. Intellectual Property Rights.

(a) Section 3.19 of the Company Disclosure Schedule identifies all material Intellectual Property Rights that are owned or licensed by the Company or used in its business.

(b) To the knowledge of the Company, the Company and its Subsidiaries own or license all Intellectual Property Rights required to conduct their businesses as presently and ordinarily conducted. Except for the matters identified in Section 3.19 of the Company Disclosure Schedule, (i) to the knowledge of the Company, none of the Intellectual Property Rights that are owned or licensed by the Company or any of its Subsidiaries conflicts with, infringes upon or misappropriates or otherwise violates the Intellectual Property Rights of any third party, (ii) the Company has not been sued, charged in writing with, or named a defendant in, any claim, suit, action or proceeding involving a material claim of infringement of any Intellectual Property Rights of others that has not been resolved without the imposition of any restrictions on the right of the Company or any of its Subsidiaries to engage in any activities relating to their businesses, (iii) to the knowledge of the Company, there is no threatened material claim of infringement by the Company or any of its Subsidiaries of any Intellectual Property Rights of others, and (iv) to the knowledge of the Company, there is no material continuing infringement by others of the Intellectual Property Rights of the Company or any of its Subsidiaries. Except as set forth in Section 3.19 of the Company Disclosure Schedule, no Intellectual Property Rights of the Company are subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use thereof by the Company or any of its Subsidiaries. Except as set forth in Section 3.19 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries has entered into any agreement to indemnify any other individual or entity against any charge of infringement of any Intellectual Property Right.

(c) For purposes of this Agreement, “Intellectual Property Rights” means trade names, trademarks, service marks, domain names actively used by the Company or one of its Subsidiaries, copyrights, registrations thereof or applications therefor, Company Software and any other relevant proprietary intellectual property rights. For purposes of this Agreement, “Company Software” means computer software, programs and databases in any form (including Internet web sites, web content and links, all versions, updates, corrections, enhancements, and modifications thereof, and all related documentation) (i) material to the operation of the business of the Company or any of its Subsidiaries, including all computer software and databases operated by the Company or any of its Subsidiaries on its web sites or used by the Company or any of its Subsidiaries in connection with processing customer orders, storing customer information, or storing or archiving data, but excluding software that is in general distribution to users of personal computers, and (ii) owned, manufactured, distributed, sold, licensed or marketed by the Company or any of its Subsidiaries.

SECTION 3.20. Insurance.

Section 3.20 of the Company Disclosure Schedule lists, and the Company has made available to Parent or its representatives for review current and complete copies of, all insurance policies, binders and surety and fidelity bonds relating to the Company and its Subsidiaries (including without limitation all policies or binders of casualty, general liability and workers’ compensation insurance), all of which are currently in effect. Except as set forth on Section 3.20 of the Company Disclosure Schedule, all premiums and other amounts due and payable under each such policy, binder and bond have been paid. Neither the Company nor any of its Subsidiaries is in default with respect to any material provision contained in any such policy, binder or bond and has not failed to give any notice of or present any material claim thereunder as required by the terms thereof. Except as set forth on Section 3.20 of the Company Disclosure Schedule, the Company has not received any written notice of cancellation or non-renewal of any such policy, binder or bond. Except as set forth on Section 3.20 of the Company Disclosure Schedule, the Company has not received any written notice from any of its insurance carriers that any insurance premiums paid by it will be materially increased in the future as a result of the claims experience of the Company. Except as set forth on Section 3.20 of the Company Disclosure Schedule, adequate reserves have been established for all claims under any such policy, binder and bond as to which the insurer has denied coverage.

SECTION 3.21. Board Approval and Recommendation.

Prior to the execution of this Agreement, the Board of Directors of the Company, at a meeting duly called and held, unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger and the Offer, are fair to the stockholders of the Company, (b) approved this Agreement and the transactions contemplated hereby, (c) recommended that the Company’s stockholders tender their shares of Common Stock pursuant to the Offer and, if applicable, approve this Agreement and the transactions contemplated herein, including the Merger, and (d) approved, for purposes of Rule 16b-3 under the Exchange Act, the disposition by the executive officers and directors of the Company of Common Stock and Company Options in connection with the Offer and the Merger.

SECTION 3.22. Vote Required.

The only vote of the holders of any class or series of capital stock of the Company necessary to approve the Merger is the affirmative vote of the holders of a majority of the outstanding shares of Common Stock. No provision of the Company’s certificate of incorporation or bylaws, or of any other instrument binding on the Company, would require the vote of the holders of any class or series of capital stock of the Company to approve the Merger if, at the Effective Time, Merger Sub owns at least 90% of the shares of Common Stock outstanding at the Effective Time.

SECTION 3.23. Opinion of Financial Advisor.

The Board of Directors of the Company has received the opinion of UBS Securities LLC (“UBS”) to the effect that, as of the date of such opinion, the cash consideration to be received in the Offer and the Merger by holders of Common Stock (other than Parent, Merger Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

SECTION 3.24. Finders and Investment Bankers.

Except for UBS, no investment banker, broker, finder or other similar intermediary has been retained by or is authorized to act on behalf of the Company who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement. The Company has provided Parent with a copy of the engagement letter with UBS. The fees of UBS will be paid by the Company.

SECTION 3.25. Takeover Statutes; Shareholder Rights Plan.

The Board of Directors of the Company has expressly approved the acquisition of shares of Common Stock by Merger Sub pursuant to the Offer and the Merger for purposes of Section 203 of the Delaware Law. No other state takeover statute is applicable to the Offer or the Merger. On the date hereof, the Company adopted a shareholder rights plan (the “Shareholders Rights Plan”) in the form previously made available to Parent and Merger Sub.

SECTION 3.26. Student Loan Portfolio.

(a) For purposes of this Agreement, “FFELP Loans” means all student loans originated or held under the Federal Family Education Loan Program authorized by Part B, Title IV of the Higher Education Act; “Private Loans” means all alternative supplemental loans originated or held other than the FFELP Loans and “Student Loan Portfolio” means the FFELP Loans and the Private Loans, collectively. Except as disclosed on Section 3.26 of the Company Disclosure Schedule or as would not have, or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The loans in the Student Loan Portfolio are in full force and effect and are legal, valid and binding obligations of the borrowers thereunder, enforceable in accordance with their terms, subject to any reserves with respect thereto on the books and records of the Company and except for loans noted on the Company’s books and records as being subject to bankruptcy proceedings.

(ii) Fifth Third Bank serves as eligible lender trustee on behalf of the Company, its Subsidiaries and the Securitization Trusts and in that capacity holds legal title to, and is the sole owner of, the FFELP Loans, free and clear of all Liens.

(iii) The FFELP Loans have been duly made and serviced with due diligence in accordance with the Higher Education Act and all applicable rules, regulations, instructions and procedures issued by the Secretary of Education under the Higher Education Act.

(iv) The FFELP Loans have been duly guaranteed by an eligible guarantor under the Federal Family Education Loan Program, and such guarantees are in full force and effect.

(v) The Company has good and marketable title to the Private Loans, free and clear of all Liens.

(vi) The Private Loans have been duly made and serviced in accordance with all applicable laws, regulations and policies of the private loan program applicable to such loans.

(vii) The Private Loans have been duly guaranteed by an eligible third party guarantor, and such guarantees are in full force and effect.

(viii) The Company has exercised due diligence and reasonable care (or has caused its servicing agents to exercise due diligence and reasonable care) in making, purchasing, administering, servicing and collecting the loans in the Student Loan Portfolio during the time the loans have been beneficially owned by the Company.

(ix) There exists a student loan file pertaining to each loan in the Student Loan Portfolio containing substantially all documents customarily contained in a student loan file. The files referred to in the previous sentence are currently in the possession or control of a third party servicing agent acting on behalf of the Company, its Subsidiaries, the Securitization Trusts or the eligible lender trustee.

(b) Except as disclosed on Section 3.26 of the Company Disclosure Schedule:

(i) If the Company or any of its Subsidiaries is not the original payee under any Note (as defined below), such Note has been duly and effectively transferred to the Company, Subsidiary or eligible lender trustee, as applicable, in accordance with all applicable requirements (including, with respect to the FFELP Loans, the requirements of the Higher Education Act and regulations thereunder) and such note does not require the obligor to consent to the transfer, sale or assignment of the rights and duties of the holder thereof and does not contain any provision that restricts the ability of the holder thereof or Parent or Merger Sub to exercise their rights thereunder. For purposes of this Agreement, “Note” means the master promissory note, promissory note and any amendments thereto evidencing a borrower’s obligation and, with respect to the FFELP Loans, in the form required under FFELP.

(ii) As of the date hereof, no loan in the Student Loan Portfolio has been modified, extended or renegotiated in any way not provided for in the Note and the credit and collection policies of the Company and its Subsidiaries applicable thereto. The interest rate payable by the borrower on each FFELP Loan is the maximum applicable rate for such loan under the Higher Education Act and the interest rate for each Private Loan is the rate described in the applicable loan documents.

SECTION 3.27. Certain Business Practices.

None of the Company, any of its Subsidiaries or, to the Company’s knowledge, any directors or officers, agents or employees of the Company or any of its Subsidiaries, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to government officials or employees or to political parties or campaigns or (iii) made any payment in the nature of criminal bribery.

SECTION 3.28. Data Tape.

The Data Tape prepared as of October 31,2004 previously delivered to Parent and Merger Sub is true and correct, contains all of the information it purports to contain and fairly presents, in all material respects, the information contained therein. Section 3.28 of the Company Disclosure Schedule accurately sets out a description of the meanings of the codes that are used on the Data Tape. The Data Tape includes all loans in the Student Loan Portfolio as of the date thereof. For purposes of this Agreement, “Data Tape” means, as of the relevant date, a data storage disk produced by the Company from its management information system setting forth the applicable information for each loan in the Student Loan Portfolio in the form set forth in Section 3.28 of the Company Disclosure Schedule.

SECTION 3.29. Employee Confidentiality Agreements.

Each employee of the Company has entered into a confidentiality agreement (each an “Employee Confidentiality Agreement”) with the Company in the form previously provided to Parent. Each Employee Confidentiality Agreement is in full force and effect and is a legal, valid and binding obligation of the employee thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that, except as set forth on the disclosure schedule delivered by Parent and Merger Sub to the Company concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Schedule”):

SECTION 4.01. Corporate Existence.

Parent and Merger Sub are corporations duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

SECTION 4.02. Corporate Authorization.

The execution and delivery by Parent and Merger Sub of this Agreement, the purchase by Merger Sub of shares of Common Stock pursuant to the Offer, the consummation of the Merger by Parent and Merger Sub, and the performance by Parent and Merger Sub of their other obligations under this Agreement are within their respective corporate powers and authority and have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, respectively. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to any applicable bankruptcy, insolvency (including all Applicable Laws relating to fraudulent transfers), reorganization, moratorium or similar Applicable Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

SECTION 4.03. Governmental Authorization.

The execution and delivery by Parent and Merger Sub of this Agreement, the purchase of shares of Common Stock by Merger Sub pursuant to the Offer, the consummation of the Merger, and the performance by Parent and Merger Sub of their other obligations under this Agreement do not require any consent, approval, authorization or permit of, or other action by or filing with, any Governmental Authority, other than (a) as set forth on Section 4.03 of the Parent Disclosure Schedule, (b) the filing of appropriate certificates of merger in accordance with Delaware Law, (c) the filing and delivery of the Offer Documents, (d) compliance with applicable requirements of the HSR Act, and (e) the filing of the proxy materials referred to in Section 5.05(b), except where the failure of any such action to be taken or filing to be made is not reasonably likely to prevent or materially delay the consummation of the Offer or the Merger.

SECTION 4.04. Non-Contravention.

The execution and delivery by Parent and Merger Sub of this Agreement, the purchase by Merger Sub of the shares of Common Stock pursuant to the Offer, the consummation of the Merger, and the performance by Parent and Merger Sub of their other obligations under this Agreement do not and will not (a) contravene or conflict with the respective certificate of incorporation or bylaws of Parent or Merger Sub, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or constitute a violation of any provision of any Applicable Law, (c) constitute a material default (or an event which, with the giving of notice, the passage of time or both, would become a material default), give rise to a right of termination, cancellation or acceleration of any material right or obligation of Parent, Merger Sub or any of their Subsidiaries, or give rise to a loss of any material benefit to which Parent, Merger Sub or any of their Subsidiaries is entitled, or is reasonably likely to prevent or materially delay consummation of the Offer or the Merger, under any provision of any agreement or other instrument binding upon Parent, Merger Sub or any of their Subsidiaries or any license, franchise, permit or other similar authorization held by Parent, Merger Sub or any of their Subsidiaries, or (d) result in the creation or imposition of any material Lien on any asset of Parent, Merger Sub or any of their Subsidiaries.

SECTION 4.05. Financial Statements.

The audited financial statements and unaudited interim financial statements (including the related notes and schedules) of Parent and its consolidated subsidiaries included or incorporated by reference in Parent’s Annual Report on Form 10-K for the year ended December 31, 2003, and in Parent’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2004, June 30, 2004, and March 31, 2004, were prepared in accordance with GAAP applied on a consistent basis during the periods reflected therein and fairly present the financial position of Parent and its consolidated subsidiaries as of the dates indicated and its consolidated results of operations and cash flows for the periods then ended, subject, in the case of any unaudited interim financial statements, to normal and recurring year-end adjustments that, in the aggregate, are not material.

SECTION 4.06. Litigation.

(a) There is no material action, suit or proceeding pending before any Governmental Authority against Parent, Merger Sub or any of their Subsidiaries and (b) no judgment, decree, injunction, rule, order or similar action of any Governmental Authority is outstanding against Parent, Merger Sub or any of their Subsidiaries that, in any such case, seeks to restrain or prohibit the consummation of the Offer or the Merger.

SECTION 4.07. Vote Required.

No vote of the holders of any class or series of capital stock of Parent is necessary to approve the purchase of shares of Common Stock pursuant to the Offer or the consummation of the Merger. The Merger has been approved by the affirmative vote of the holder of all of the outstanding shares of common stock of Merger Sub, and no other vote of the holders of any class or series of capital stock of Merger Sub is necessary in order for Merger Sub to commence and consummate the Offer and to consummate the Merger.

SECTION 4.08. Availability of Funds.

Parent and Merger Sub have available to them, and will maintain the availability to them of, sufficient funds to enable them to consummate the transactions contemplated by this Agreement.

SECTION 4.09. Fraudulent Conveyance.

Parent has no reason to believe that the financing to be provided to Parent to effect the Offer and the Merger will cause (a) the fair salable value of the Surviving Corporation’s assets to be less than the total amount of its existing liabilities, (b) the fair salable value of the assets of the Surviving Corporation to be less than the amount that will be required to pay its probable liabilities on its existing debts as they mature, (c) the Surviving Corporation not to be able to pay its existing debts as they mature, or (d) the Surviving Corporation to have an unreasonably small capital with which to engage in its business.

SECTION 4.10. Finders and Investment Bankers.

Except for J.P. Morgan Securities Inc., no investment banker, broker, finder or other similar intermediary has been retained by or is authorized to act on behalf of Parent or Merger Sub that might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement. The fees of J.P. Morgan Securities Inc. will be paid by Parent.

ARTICLE V

COVENANTS OF THE COMPANY

The Company agrees that:

SECTION 5.01. Conduct of the Company.

Except as expressly contemplated or permitted by this Agreement, described in Section 5.01 of the Company Disclosure Schedule or approved in writing by Parent, from the date of this Agreement until the time that the designees of Merger Sub have been appointed to the Board of Directors of the Company in accordance with Section 1.01(d), the Company will conduct its business in the ordinary course consistent with past practice. Subject to the foregoing exceptions, from the date hereof until the time that the designees of Merger Sub have been appointed to the Board of Directors of the Company:

(a) the Company will not adopt or approve any amendment to its certificate of incorporation or bylaws;

(b) the Company will not (i) acquire any amount of capital stock of any other Person; (ii) acquire any assets of any other Person other than in the ordinary course of business consistent with past practice; (iii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant or suffer to exist any Lien on any of its assets except in the ordinary course of business and consistent with past practice; (iv) enter into any contract or agreement other than in the ordinary course of business and consistent with past practice; (v) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of $250,000 or capital expenditures which are, in the aggregate, in excess of $1,000,000 for the Company and its Subsidiaries taken as a whole; or (vi) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 5.01(b);

(c) the Company will not declare, set aside or pay any dividends, make any distributions in respect of shares of Common Stock or other capital stock of the Company, or redeem, repurchase or otherwise acquire any shares of Common Stock or other capital stock of the Company;

(d) the Company will not (i) issue, deliver, sell or grant or authorize the issuance, delivery, sale or grant of, any Common Stock or other capital stock of the Company or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, other than the issuance of shares of Common Stock upon the exercise of Company Options and the Company Warrants granted prior to the date hereof, (ii) split, combine, reclassify, redeem or purchase or otherwise acquire, directly or indirectly any shares of Common Stock or other capital stock of the Company, or (iii) amend the terms of the Common Stock or any other capital stock of the Company;

(e) except to the extent required by Applicable Law or by existing written agreements or plans disclosed in the Company SEC Reports or in the Company Disclosure Schedule, the Company will not increase in any manner the compensation or fringe benefits of any of its directors, officers or employees (other than annual increases, in the ordinary course of business consistent with past practices, in the compensation or fringe benefits of any employees who are not executive officers), pay any pension or retirement allowance to any such directors, officers or employees, become a party to, amend or commit itself to any pension, retirement, profit-sharing, welfare benefit plan or employment agreement with or for the benefit of any such director, officer or employee, grant any severance or termination pay or stay-in-place bonus to any such director or officer, increase the benefits payable under any existing severance or termination pay or stay-in-place bonus policies or make any discretionary equity or equity-based award to such director, officer or employee;

(f) the Company will not make, change or rescind any material Tax election, settle or compromise any material federal, state, local or foreign Tax liability, file any amended Tax Return, enter into any closing agreement relating to Taxes, waive or extend the statute of limitations in respect of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), or surrender any right to claim for a Tax Refund;

(g) the Company will not change its accounting procedures and practices in any material respects, except to the extent required by changes in generally accepted accounting principles;

(h) the Company will not permit any item of Intellectual Property Rights owned by the Company to lapse or to be abandoned or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every Intellectual Property Right owned by the Company;

(i) the Company will not fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(j) except in the ordinary course of business and consistent with past practice, the Company will not pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise);

(k) the Company will not amend, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of any material rights thereunder, other than in the ordinary course of business and consistent with past practice; and

(l) the Company will not agree to do any of the foregoing and the Company will cause each of its Subsidiaries not to do any of the foregoing.

SECTION 5.02. Access to Information.

From the date hereof until the Effective Time or earlier termination of this Agreement, the Company will, upon reasonable notice, give Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access during regular business hours to the offices, properties, books and records of the Company, and will furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as they may reasonably request, for the purpose of evaluating the financial condition, results of operations and business of the Company, and will instruct the Company’s employees, counsel and financial advisors to cooperate with Parent in its evaluation. All information provided to, or obtained by, Parent or Merger Sub in connection with the transactions contemplated hereby will be subject to the confidentiality agreement, dated November 3, 2004, between Parent and the Company (the “Confidentiality Agreement”).

SECTION 5.03. Other Offers.

(a) From the date hereof until the Effective Time or the earlier termination of this Agreement, the Company will not, and will direct and will cause its directors, officers, employees and agents not to, directly or indirectly, (i) solicit, initiate, knowingly encourage, take any action (including, without limitation, the amendment of the Shareholder Rights Plan or the redemption of the rights issued thereunder) to facilitate the consummation of, or enter into agreements with any other Person with respect to, any Company Acquisition Proposal, (ii) engage or participate in discussions or negotiations with any Person with respect to a Company Acquisition Proposal, or (iii) in connection with a Company Acquisition Proposal, disclose any nonpublic information relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to any Person, except that the Company may take any action described in clause (ii) or (iii) if (A) such action is taken in connection with an unsolicited Company Acquisition Proposal, (B) in the good faith judgment of the Board of Directors of the Company, after having received the advice of a financial advisor of internationally recognized reputation and independent legal counsel (who may be the Company’s regularly engaged independent legal counsel) (1) the Company

Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Transaction and (2) the failure to take such action would be a breach of the fiduciary duties of the Board of Directors of the Company under Applicable Law and (C) in the case of the disclosure of nonpublic information relating to the Company in connection with a Company Acquisition Proposal, such information is covered by a confidentiality agreement that is no less favorable to the Company than is afforded by the Confidentiality Agreement. The Company will promptly notify Parent orally, and confirm such notification in writing within 24 hours of such notification, of any Company Acquisition Proposal or any inquiries with respect thereto. Any such written notification will include the identity of the Person making such inquiry or Company Acquisition Proposal and a description of the material terms of the Company Acquisition Proposal (or the nature of the inquiry) and will indicate whether the Company is providing or intends to provide the Person making the Company Acquisition Proposal with access to nonpublic information relating to the Company or any of its Subsidiaries. For purposes of this Agreement, “Company Acquisition Proposal” means any good faith offer or proposal for (x) a merger or other business combination involving the Company or any of its Subsidiaries and any Person (other than Parent, Merger Sub or any other Subsidiary of either Parent or Merger Sub), (y) an acquisition by any Person (other than Parent, Merger Sub or any other Subsidiary of either Parent or Merger Sub) of assets or earning power of the Company and/or its Subsidiaries, in one or more transactions, representing 25% or more of the consolidated assets or earning power of the Company and its consolidated subsidiaries, or (z) an acquisition by any Person (other than Parent, Merger Sub or any other Subsidiary of either Parent or Merger Sub) of securities representing 25% or more of the voting power of the Company. For purposes of this Agreement, “Superior Transaction” means a transaction embodying a Company Acquisition Proposal having terms (including conditions to consummation of the contemplated transaction) that the Board of Directors of the Company determines, in its good faith judgment, to be more favorable to the Company and its stockholders than the Offer and Merger and for which financing, to the extent required, is then committed or is reasonably likely to be obtained in a timely manner.

(b) Except as set forth in this Section 5.03(b), neither the Board of Directors of the Company nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Company Acquisition Proposal, or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (in each case, an “Acquisition Agreement”) related to any Company Acquisition Proposal, except that, prior to the acceptance for payment of shares of Common Stock pursuant to the Offer, the Board of Directors of the Company may, in response to an unsolicited Company Acquisition Proposal, (A) withdraw or modify its approval or recommendation of the Offer, the Merger or this Agreement or (B) approve or recommend any such Company Acquisition Proposal, if the Board of Directors of the Company determines in good faith after having received the advice of a financial advisor of internationally recognized reputation and independent legal counsel (who may be the Company’s regularly engaged independent legal counsel) that such Company Acquisition Proposal constitutes a Superior Transaction and that the failure to take any such action would be a breach of the fiduciary duties of such Board of Directors under Applicable Law and concurrently with such approval or recommendation, the Company terminates this Agreement and promptly thereafter enters into a definitive Acquisition Agreement with respect to such Superior Transaction.

(c) Nothing contained in this Agreement will prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders if, in the good faith judgment of the Board of Directors of the Company, failure so to disclose would be inconsistent with Applicable Law; provided that, neither the Company, its Board of Directors nor any committee thereof will, except as permitted by Section 5.03(b), withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer, the Merger or this Agreement or approve or recommend, or propose to approve or recommend, a Company Acquisition Proposal.

SECTION 5.04. Notices of Certain Events.

The Company will promptly notify Parent of:

(a) any notice or other communication from any Person alleging that the consent of any third party (other than consents listed in Section 3.03 or 3.05 of the Company Disclosure Schedule) is or may be required in connection with the transactions contemplated by this Agreement;

(b) any material notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any action, suit, claim or proceeding commenced against, or, to the knowledge of the Company, any material threat of an action, suit, claim or proceeding made against, or any pending investigation of, the Company that, if in existance on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.12 or that relate to the transactions contemplated by this Agreement; and

(d) the receipt by the Company subsequent to the date of this Agreement of any notice of, or other communication relating to, a material default, or an event that, with the giving of notice, the lapse of time, or both would become a material default, under any Material Contract.

SECTION 5.05. Merger Meeting; Proxy Statement.

(a) If required by Delaware Law in order to consummate the Merger, as soon as practicable following the purchase of shares of Common Stock pursuant to the Offer, the Company will take all actions necessary in accordance with Delaware Law and with the Company’s certificate of incorporation and bylaws to convene a meeting of its stockholders to approve the Merger and adopt this Agreement (the “Merger Meeting”). The Company’s Board of Directors will recommend that the Company’s stockholders approve the Merger and adopt this Agreement, and will cause the Company to use all reasonable efforts to solicit from the stockholders proxies to vote therefor, unless this Agreement is terminated in accordance with Article IX.

(b) The Company will, if required by Applicable Law for the consummation of the Merger, prepare and file with the SEC preliminary proxy materials or an information statement (any such proxy materials or information statement being, the “Proxy Statement”) relating to the approval of the Merger and the adoption of this Agreement by the Company’s stockholders, and will file with the SEC a revised preliminary Proxy Statement, if appropriate, and a definitive Proxy Statement. The Company agrees that the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and, on the date filed with the SEC and on the date first published, sent or given to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub in writing specifically for inclusion in the Proxy Statement. Parent and Merger Sub agree that any such information supplied by Parent and Merger Sub that is included in the Proxy Statement will not, at the time such information is furnished to the Company, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Company, Parent, and Merger Sub will promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information becomes false or misleading in any material respect, and the Company will take all steps necessary to amend or supplement the Proxy Statement and to cause the Proxy Statement as so amended or supplemented to be filed with the SEC and disseminated to the Company’s stockholders, in each case as and to the extent required by the Exchange Act. Parent and its counsel will be given reasonable opportunity to review and comment on the Proxy Statement prior to its filing with the SEC and dissemination to stockholders of the Company. The Company will provide Parent and its counsel with copies of any written comments, and will summarize any oral comments, that the Company or its counsel may receive from the SEC or its staff with respect to the Proxy Statement promptly after the receipt of such comments. Subject to the last sentence of Section 5.05(a), the Proxy Statement relating to the Merger Meeting will include the recommendation of the Company’s Board of Directors that the Company’s stockholders approve the Merger and adopt this Agreement.

SECTION 5.06. Shareholder Rights Plan.

The Company shall not (a) amend the Shareholder Rights Plan in any manner adverse to Parent or Merger Sub or (b) amend the Shareholder Rights Plan or redeem the rights issued thereunder to facilitate either the consummation of any Company Acquisition Proposal or the acquisition by any person or group (as defined in Section 13(d) of the Exchange Act) of beneficial ownership of 15% or more of the Company’s outstanding voting securities.

ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB

Parent and Merger Sub agree that:

SECTION 6.01. Director and Officer Liability.

(a) The certificate of incorporation and the bylaws of the Surviving Corporation will contain the provisions with respect to exculpation from liability, indemnification and advancement of expenses set forth in the certificate of incorporation and bylaws of the Company as of the date hereof, which provisions (together with all provisions regarding indemnification, exculpation from liability or advancement of expenses contained in any agreements or commitments of the Company) will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of individuals who at the Effective Time were present or former directors, officers or employees of the Company, unless to the extent that such modification is required by Applicable Law.

(b) The Surviving Corporation will use reasonable efforts to, without any lapse in coverage, either (i) for at least six years after the Effective Time, provide officers’ and directors’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time covering each such Person currently covered by the Company’s existing D&O Insurance policy on terms with respect to scope of coverage, policy limits and retentions that are no less favorable to such Persons than the terms set forth in the Company’s existing D&O Insurance policy or (ii) purchase tail insurance in respect of the Company’s existing D&O Insurance that remains in effect for at least six years; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.01(b) more than an amount per year equal to 150% of current annual premiums paid by the Company for D&O Insurance (which premiums the Company hereby represents and warrants to be $590,000 in the aggregate). Parent hereby guarantees the performance of all the obligations of the Surviving Corporation under this Section 6.01, including the obligations of the Surviving Corporation under its certificate of incorporation and bylaws.

(c) The provisions of this Article VI are intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties and their heirs and representatives.

SECTION 6.02. Merger Meeting.

The Merger will be consummated as soon as practicable (and in no event later than four months) after the purchase of shares of Common Stock pursuant to the Offer. If Merger Sub is able to do so under Delaware Law, it will consummate the Merger pursuant to the “short form” merger provisions of Delaware Law. Parent and Merger Sub will vote, or cause to be voted, all shares of Common Stock beneficially owned by them in favor of the Merger.

SECTION 6.03. Employee Benefits.

Parent agrees that, during the period commencing at the Effective Time and ending on the first anniversary thereof, the benefits provided to employees of the Company will be not less favorable, in the aggregate, than the wages and other compensation and benefits (other than equity or equity-based compensation and benefits and any pension or annually-based benefits) provided by the Company immediately prior to the date of this Agreement. Parent will cause each employee benefit plan of Parent in which employees of the Company are eligible to participate to take into account, for purposes of eligibility and vesting, the service of such employees with the Company as if such service were with Parent, to the same extent that such service was credited under a comparable plan of the Company. Parent will, and will cause the Surviving Corporation to, honor in accordance with their terms, (i) all employee benefit obligations to current and former employees of the Company accrued and vested as of the Effective Time to the extent set forth in Section 3.14 of the Company Disclosure Schedule and (ii) to the extent set forth in Section 3.14 of the Company Disclosure Schedule, from the Effective Time until the first anniversary thereof, all employee severance plans in existence on the date hereof and all employment or severance agreements, as amended as of January 4, 2005, entered into prior to the date hereof.

ARTICLE VII

COVENANTS OF PARENT, MERGER SUB AND THE COMPANY

Parent, Merger Sub and the Company agree that:

SECTION 7.01. Reasonable Efforts.

Subject to the terms and conditions of this Agreement, each party will use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable under Applicable Law to satisfy the Offer Conditions and the conditions to closing set forth in Article VIII.

SECTION 7.02. Certain Filings and Consents.

The Company and Parent will cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the transactions contemplated by this Agreement and (b) in using their best efforts to make all such filings and to obtain all such consents, approvals and waivers. The Company and Parent will each promptly file Notification and Report Forms under the HSR Act and respond as promptly as practicable to all requests for additional information or documentation received from the Antitrust Division of the United States Department of Justice or the Federal Trade Commission.

SECTION 7.03. Public Announcements.

Parent and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated by it and, except as may be required by Applicable Law or the applicable rules of the New York Stock Exchange, Inc. or The NASDAQ Stock Market, Inc., will not issue any such press release or make any such public statement prior to such consultation.

ARTICLE VIII

CONDITIONS TO THE MERGER

SECTION 8.01. Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a) if required by Applicable Law, the Merger has been approved, and this Agreement has been adopted, by the requisite vote of the Company’s stockholders;

(b) Merger Sub has purchased all shares of Common Stock that are validly tendered and not properly withdrawn in accordance with the Offer; and

(c) no provision of any Applicable Law that has the effect of making the Offer or the Merger illegal or otherwise restrains or prohibits the purchase of shares of Common Stock pursuant to the Offer or the consummation of the Merger is in effect.

SECTION 8.02. Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the compliance by the Company with its obligations under Section 1.01(d).

ARTICLE IX

TERMINATION

SECTION 9.01. Termination.

This Agreement may be terminated, and the Offer and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger and adoption of this Agreement by the Company’s stockholders):

(a) by mutual written consent of the Company, on the one hand, and Parent and Merger Sub, on the other hand;

(b) by either the Company, on the one hand, or Parent and Merger Sub, on the other hand, if:

(i) the Merger has not been consummated by December 31, 2005, provided that the failure of the Merger to be consummated by such date is not the result of, or caused by, the failure of the party seeking to exercise the termination right to fulfill any of its obligations under this Agreement;

(ii) any Applicable Law has been enacted, or any final and non-appealable order has been issued by any Governmental Authority that makes consummation of the Offer or the Merger illegal or otherwise permanently prohibited; except that the right to terminate this Agreement pursuant to this

Section 9.01(b)(ii) will not be available to any party whose breach of any provision of this Agreement results in the application or imposition of such Applicable Law or order; or

(c) by the Company, if the Offer has not been consummated by March 31, 2005, unless the failure of the Offer to be consummated shall have been caused by or resulted from the failure of the Company to perform, in any material respect, any of its covenants or agreements contained in this Agreement or the material breach by the Company of any of its representations or warranties contained in this Agreement.

(d) by Parent or Merger Sub, if:

(i) the Offer has not been consummated by March 31, 2005 unless the failure of the Offer to be consummated shall have been caused by or resulted from the failure of Parent or Merger Sub to perform, in any material respect, any of their covenants or agreements contained in this Agreement, or the material breach by Parent or Purchaser of any of their representations or warranties contained in this Agreement;

(ii) the Board of Directors of the Company has (A) amended or withdrawn, in any manner adverse to Parent and Merger Sub, the Board’s recommendation that the Company’s stockholders accept the Offer and tender their Common Stock pursuant to the Offer, (B) approved or recommended to the Company’s stockholders any Company Acquisition Proposal, (C) approved or recommended that the Company’s stockholders tender their Common Stock to any Person other than Merger Sub, or (D) agreed to do any of the foregoing; or

(iii) any Person or group (other than Parent, Merger Sub or any of their Subsidiaries) has become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of at least a majority of the outstanding shares of Common Stock; and

(e) by the Company in accordance with Section 5.03(b), provided the Company, simultaneously with such termination, pays Merger Sub the Termination Fee in accordance with Section 9.02. No such termination by the Company will be effective unless and until Parent has received the Termination Fee.

The party desiring to terminate this Agreement pursuant to this Section 9.01 will give written notice of termination to the other party.

SECTION 9.02. Termination Fee.

In the event that:

(a) any Person (including, without limitation, the Company or any affiliate thereof), other than Parent or any Subsidiary of Parent, shall have become the beneficial owner of more than 15% of the then-outstanding shares of Common Stock, the Company shall have amended the Shareholder Rights Plan in violation of Section 5.06 to facilitate the acquisition of shares by such Person, and this Agreement shall have been terminated pursuant to Section 9.01(c) or 9.01(d); or

(b) any person shall have commenced, publicly proposed or communicated to the Company a Company Acquisition Proposal that is publicly disclosed and (i) the Offer shall have remained open for at least 20 business days, (ii) the Minimum Condition shall not have been satisfied, (iii) this Agreement shall have been terminated pursuant to 9.01(c) or 9.01(d) and (iv) within eighteen (18) months after such termination a Company Acquisition Proposal is completed or the Company enters into a definitive Acquisition Agreement; or

(c) this Agreement is terminated pursuant to Section 9.01(d)(ii) or 9.01(e);

then, in any such event, the Company will immediately pay to Merger Sub a break-up fee of $13,500,000 (the “Termination Fee”).

SECTION 9.03. Effect of Termination.

If this Agreement is terminated pursuant to Section 9.01, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of the Company, Parent or Merger Sub, except (i) Sections 9.02, 9.03, 10.01, 10.04, 10.07 and 10.13 will survive the termination hereof and (ii) with respect to any liabilities for damages incurred or suffered by a party as a result of the breach by any other party of any of its representations, warranties or agreements in this Agreement.

ARTICLE X

MISCELLANEOUS

SECTION 10.01. Notices.

All notices, requests and other communications to any party hereunder will be in writing (including facsimile) and will be given,

if to Parent or Merger Sub, to:

CIT Group Inc.

1 CIT Drive

Livingston, New Jersey 07039

Attention: Robert J. Ingato,

Executive Vice President

and General Counsel

Fax: 973-740-5264

with a copy to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Attention: Peter D. Lyons, Esq.

Fax: (212) 848-7166

if to the Company, to:

Education Lending Group, Inc.

12760 High Bluff Drive, Suite 210

San Diego, CA 92130

Attention: Douglas L. Feist

Fax: (858) 617-6079

with a copy to:

Thompson Hine LLP

312 Walnut Street, 14th Floor

Cincinnati, Ohio 45202

Attention: Patricia Mann Smitson

Fax: (513) 241-4771

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties. Each such notice, request or other communication will be effective upon receipt.

SECTION 10.02. Survival.

None of the representations, warranties, agreements or other provisions of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant to this Agreement will survive the Effective Time.

SECTION 10.03. Amendments; No Waivers.

(a) Subject to the applicable provisions of Delaware Law and Section 1.01(e) of this Agreement, any provision of this Agreement may be amended or waived prior to the Effective Time if such amendment or waiver is in writing and duly executed and delivered, in the case of an amendment, by the Company, Parent and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

SECTION 10.04. Fees and Expenses.

All costs and expenses incurred in connection with this Agreement will be paid by the party incurring the costs and expenses.

SECTION 10.05. “Knowledge” of the Company.

For purposes of this Agreement, unless otherwise expressly provided where the term is used, “knowledge” of the Company will be deemed to mean the actual knowledge of any director or officer of the Company, after due inquiry.

SECTION 10.06. Successors and Assigns.

The provisions of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other parties.

SECTION 10.07. Governing Law.

The interpretation, validity and enforceability of this Agreement will be governed by the law of the State of Delaware, notwithstanding any conflict of law provision to the contrary.

SECTION 10.08. Counterparts; Effectiveness.

This Agreement may be signed in any number of counterparts, each of which will be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement will become effective when each party has received counterparts hereof signed by all of the other parties.

SECTION 10.09. Entire Agreement.

This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements, both written and oral, among the parties with respect to the subject matter of this Agreement. No representation, warranty or inducement not set forth herein has been made or relied upon by any party. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties any rights or remedies, except that the provisions of Article I are intended for the benefit of the Company’s stockholders and holders of Company Options, and the provisions of Section 6.01 are intended for the benefit of present and former directors, officers, employees and agents of the Company.

SECTION 10.10. Headings.

The headings contained in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement.

SECTION 10.11. Severability.

If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement will remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not affected.

SECTION 10.12. Specific Performance.

The parties agree that irreparable damage would occur if any of the provisions of this Agreement is not performed in accordance with the terms hereof and that the parties will be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

SECTION 10.13. WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[SIGNATURES FOLLOW ON THE NEXT PAGE]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

EDUCATION LENDING GROUP, INC.

By:	/s/ Robert deRose
Name:	Robert deRose
Title:	Chairman and Chief Executive Officer

CIT GROUP INC.

By:	/s/ Christine L. Reilly
Name:	Christine L. Reilly
Title:

CIT ELG CORPORATION

By:	/s/ Christine L. Reilly
Name:	Christine L. Reilly
Title:

Schedule 1.01(a)

OFFER CONDITIONS

Merger Sub will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares after the termination or withdrawal of the Offer), to pay for any shares of Common Stock not theretofore accepted for payment or paid for pursuant to the Offer, if (1) there are not validly tendered and not properly withdrawn prior to the expiration of the Offer that number of shares of Common Stock which, when aggregated with the shares of Common Stock then owned by Parent and any of its affiliates, represents at least a majority of the shares of Common Stock then outstanding on a fully diluted basis (the “Minimum Condition”), (2) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer, or (3) as of the Expiration Date any of the following conditions exist:

(a) Any provision of any Applicable Law is in effect that materially delays the consummation of the Offer or the Merger, makes the Offer or the Merger illegal or otherwise, directly or indirectly, prohibits the making of the Offer, the consummation of the Merger or the acceptance for payment of, payment for, or ownership, directly or indirectly, of some or all of the shares of Common Stock by Merger Sub or Parent.

(b) Any consents, authorizations, orders and approvals of, or filings or registrations with, any Governmental Authority required in connection with the execution, delivery and performance of the Agreement has not been obtained or made, except (i) the filing of appropriate certificates of merger in accordance with Delaware Law, and (ii) where the failure to obtain or make any such consent, authorization, order, approval, filing or registration would not have, or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or would not have, or be reasonably likely to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations or business of Parent and its Subsidiaries, taken as a whole, and would not render the Offer or the Merger illegal or provide a reasonable basis to conclude that the parties or their affiliates or any of their respective directors or officers will be subject to the risk of criminal liability.

(c) The Company has failed to perform the obligations to be performed by it under the Agreement at or prior to such time or any representations and warranties of the Company contained in the Agreement are not true at such time as if made at and as of such time (unless the representation or warranty is made as of a specified date, in which case such representation or warranty will be true as of such date), except to the extent that the failure to perform such obligations and the untruth of such representations and warranties is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. For purposes of determining whether this condition has been met, any qualifications in such representations and warranties as to “material” or “Company Material Adverse Effect” will be disregarded.

(d) The Agreement has been terminated in accordance with its terms.

(e) A Company Material Adverse Effect shall have occurred.

(f) Merger Sub and the Company shall have agreed that Merger Sub shall terminate the Offer or postpone the acceptance for payment of the shares of Common Stock thereunder.

The foregoing conditions are for the sole benefit of Merger Sub and Parent and may be asserted by Merger Sub or Parent regardless of the circumstances giving rise to any such condition or may be waived by Merger Sub or Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.